Exibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. - Gold Production Increased by 12% During the
     Second Half of 2009

     <<
     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR
     >>

     CALGARY, Jan. 11 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") today reported that the Company produced approximately 14,300 ounces of gold in the fourth quarter and 28,500 ounces of gold in the second half of 2009. The increase in production represents a 12% improvement from the second half of 2008. Total 2009 production was approximately 46,800 ounces of gold.
     Speaking today in Saskatoon, Vice President of Mining Operations Philip
Ng stated, "These strong production results were delivered in conjunction with an improved safety record by our dedicated workforce. We will continue to pursue operational excellence by implementing and improving existing systems that improves health and safety programs, environmental compliance, and cost and grade control in 2010 and beyond."
     In 2010, Claude plans to mine from its Seabee gold mine and, pending environmental approval and permits, the Santoy 8 deposit located in close proximity to the Seabee Mill. The Company's underground exploration success at the Seabee Mine is expected to deliver higher grades and operating margins for
2010.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 880,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505, Email: ir(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 12:56e 11-JAN-10